Filed Pursuant to Rule 424(b)(3)

Registration File Number 333-112352

PROSPECTUS

SENETEK PLC

5,000,000 American Depositary Shares

Each Representing One Ordinary Share

Holders of warrants to purchase our American Depositary Shares, or ADSs, each representing one of our Ordinary shares, are offering up to 5,000,000 ADSs issuable upon exercise of their warrants for sale. Such holders are referred to in this prospectus as the selling stockholders. We will not receive any proceeds from the sale of our ADSs by the selling stockholders.

Our ADSs are traded in the over-the-counter market on the NASDAQ SmallCap Market under the symbol “SNTK.” On February 10, 2004, the closing price of our ADSs was $.58.

Investing in our ADSs involves certain risks. See “Risk Factors” beginning on page 2 to read about important factors you should consider before buying our ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 11, 2004

You should only rely on the information contained in this prospectus, a supplement accompanying this prospectus or information that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus and any accompanying supplement to this prospectus are not offers to sell or solicitations of offers to buy any securities other than the ADSs to which they relate. We are not making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and any accompanying supplement to this prospectus is accurate as of the dates on their covers. When this prospectus and any accompanying supplement are delivered to you or a sale is made pursuant to this prospectus and any accompanying supplement, we are not implying that the information is current as of the date of the delivery or sale.

i

SENETEK PLC

Senetek PLC, together with its subsidiaries (the “Company” which may be referred to as “Senetek”, “we”, “us”, or “our”), is a public limited company that was organized under the laws of England in 1983 (registration number 1759068). Senetek has three wholly-owned subsidiaries, Senetek Drug Delivery Technologies Inc. and Senetek Asia (HK) Limited, corporations formed by Senetek under the laws of Delaware and Hong Kong, respectively, and Carme Cosmeceutical Sciences Inc., a Delaware corporation acquired by Senetek in 1995.

Senetek is a life sciences-driven enterprise engaged in developing and marketing proprietary products that fulfill important unmet consumer needs related to aging. Our business is comprised of two business segments: dermatological/skincare compounds principally addressing photoaging and other skincare needs (our “Skincare Segment”); and biopharmaceuticals, currently principally those addressing sexual dysfunction (our “Pharmaceuticals Segment”).

Management remains committed to the program to build high-margin recurring revenue streams with sustained profitability by focusing our resources on building a global, royalty-based distribution system across all channels of trade for our core skincare technology while pursuing commercial partners to develop and gain marketing approvals of our biopharmaceuticals and drug delivery technologies. As an adjunct to this program we have out-licensed the development and marketing of our non-core biopharmaceutical and consumer products and reduced the related general and administrative expense.

Our principal executive offices are located at 620 Airpark Road, Napa, California 94558, and our telephone number at that address is (707) 226-3900. Our corporate website is located at www.senetekplc.com; however, the information found on our site is not a part of this prospectus.

RISK FACTORS

An investment in our ADSs involves a number of risks. Before making an investment decision, you should carefully consider all of the risk factors described in this prospectus. If any of the risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the market price of our ADSs could decline significantly and you may lose all or part of your investment.

If we continue to incur operating losses for a period longer than anticipated, we may be unable to continue our operations.

Although we began operating almost 20 years ago in October 1983, our business is subject to the risks inherent in the establishment of a relatively new business enterprise in the field of biopharmaceuticals. You should consider the likelihood of the success of our business in light of the problems, expenses, difficulties and delays frequently encountered in connection with the development of new products and the competitive and regulatory environment in which we are operating. While we were profitable in 2001 and 2002, since inception and through September 30, 2003, we have had cumulative losses of $88,600,000 (including a net loss of $2,042,000 for the 9-month period ended September 30, 2003). We cannot assure you that revenues from our products, including our patented Kinetin ingredient, will rise to a level that will allow us to operate profitably.

We have limited capital resources and if we are unable to obtain further funding, our ability to operate could suffer.

All of our indebtedness is from a single source pursuant to agreements under which our funding source has substantial control over our ability to incur additional debt or dispose of assets, substantially all of which are pledged as security for our borrowings. In the event that we are unable to fund continued product development and governmental marketing approvals of our pharmaceutical products or such unbudgeted expenses as the defense of our position in patent litigation through our operating cash flow or by raising additional cash through equity offerings, we would currently be dependent upon this source for additional funding, and if we were unable to arrange for funding upon acceptable terms, our business could be materially adversely affected. Although we are currently exploring additional financing alternatives to help us with periods of cash flow deficiencies during 2004, there can be no assurance that we will be able to close any such transactions.

In the event that we are unable to obtain further funding, or the costs of development and operations prove greater than anticipated, we may be required to further curtail our operations or seek alternative financing arrangements. Additional financing may not be available to us on favorable terms or at all. If we have insufficient funds or are unable to raise additional funds, we may be required to delay, reduce or cease certain of our programs.

In the event that we are able to obtain further funding, any future financings may result in the substantial dilution of stockholders’ interests and may result in future investors being granted rights superior to those of existing stockholders.

We have a limited product offering and a relatively fixed revenue stream.

Substantially all our current revenue base is derived from license fees on our patented Kinetin ingredient, which are being amortized into income over the terms of the licenses, and royalties earned on licensees’ sale of such licensed products which are generally paid quarterly. In addition, we have sublicensed to Signet Laboratories, Inc. marketing and development rights with respect to cell lines capable of producing monoclonal antibodies, and a part of our current revenues reflect the retained portion of royalties received from Signet on sales of such cell lines that are not remitted to the Research Foundation for Mental Hygiene under the terms of our license agreement with the Foundation. If our patents on Kinetin were successfully challenged and our Kinetin licensees sought to terminate their licenses, our revenue stream would be substantially curtailed, and if the Foundation’s patents were successfully challenged, the Foundation failed to renew its license with us beginning in 2004, or if the Foundation, which is an agency operated by the State of New York, ceased to be supported by the State of New York, our sublicense with Signet would yield substantially reduced revenues. Additionally, our present revenue stream is tied to our licensees’ sales of licensed product and accordingly is relatively fixed unless new licenses are signed or existing licenses are expanded to add new territories or authorized channels of distribution. Should we be faced with significant cash requirements in connection with gaining regulatory approvals of our biopharmaceutical products currently in development or in connection with protecting our patents or defending against patent infringement litigation, our capital resources might be inadequate to fund our capital needs.

We have a concentrated revenue base.

In 2002, three of our customers accounted for 35%, 30% and 11% of our revenue and approximately 52%, 13% and 13%, respectively, of our net trade receivables at December 31, 2002. However, while we have no security for payment of such trade receivables, we believe that all of such customers are credit-worthy and committed to fully performing their license obligations. Nevertheless, should any of such customers cease paying receivables when due or cease performing under their respective licenses, our results would be adversely affected. Subsequent to December 31, 2002, approximately 99% of the above mentioned accounts receivable were collected in full.

Our operating results fluctuate from quarter to quarter, which makes it difficult to predict our future performance.

Our operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to decline.

Because many of our expenses are relatively fixed in the short-term, our earnings will decline if revenue declines in a given quarter. This could be due to delays in recognizing revenue or for other reasons. In particular, research and development and general and administrative expenses are not affected directly by variations in revenue.

Due to fluctuations in our revenue and operating expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. In future quarter or quarters, our operating results could be below the expectations of securities analysts or investors. In that case, our stock price could fluctuate significantly or decline.

If we cannot develop commercially successful products, we will not be able to generate significant revenues.

Our product launches to date have generated limited revenues. We have product candidates in various stages of development and may undertake substantial additional research and development and preclinical and clinical testing of our products. We may or may not have sufficient capital resources to continue our research and development efforts and our research and development efforts may not result in the development of any commercially successful products.

Some of our potential products are subject to the risks of failure inherent in the development of new products including the risks that:

•	a product candidate fails in preclinical studies;

•	a potential product is not shown to be safe and effective in clinical trials;

•	we fail to obtain any required regulatory approval for the product;

•	we fail to produce a product in commercial quantities at an acceptable cost; and

•	a product does not gain market acceptance.

Continued research and development efforts are required or our products may be rendered obsolete by other technological developments.

Our field is characterized by extensive research efforts. Our research could prove unproductive. Furthermore, other companies could engage in research or development which renders our programs superfluous or obsolete. This is true for all companies who operate in the same field.

Competition in our industry is intense, and an inability to compete successfully may harm our business.

The biomedical, drug delivery, biopharmaceutical and cosmeceuticals industries are highly competitive. Our business and research efforts compete with drug discovery programs at biotechnology, drug delivery, biopharmaceutical and pharmaceutical and beauty products companies, as well as with internal drug discovery efforts of pharmaceutical companies acting independently or in collaboration with other companies. In addition, academic institutions, government agencies throughout the world and public and private organizations conducting research may seek intellectual property protection, discover competing products, or establish collaborative arrangements in our area of research and development.

Specifically, with respect to our Pharmaceuticals Segment, oral medications currently represent approximately 92% of the worldwide market for erectile dysfunction, or ED, treatment because of their ease of use and non-invasive path of administration. Pfizer’s Viagra represents virtually all of this oral medication market. We believe that there will nevertheless be a market for our Invicorp ED injectable therapy because of its greater efficacy, favorable side-effect and contraindication profiles, and relatively aesthetic delivery systems. However, there can be no assurance that new competitive injectable or oral or other systemic ED medications will not be developed to fulfill many if not all of ED patients’ needs that are currently unmet, or that our injection therapy will in fact gain acceptance.

With respect to our Skincare Segment, we face intense competition for the discovery and development of ingredients to address signs of photoaging and other skincare conditions from large, global companies with far greater research, development and marketing resources than ours, and there can be no assurance that our existing products or new products developed for our Skincare Segment will maintain market acceptance in competition with existing and new offerings of our competitors.

We face exposure to liability for our products.

During recent years, lawsuits resulting in very substantial liability have been filed against companies engaged in the sale of pharmaceutical and other medical-related products or devices which have subsequently proved harmful to human health. Many of these cases have exposed companies to liability long after the products have been brought to market even though, at the time of their development, based on extensive research, there were no perceived risks of injury. Thus, notwithstanding United States Food and Drug Administration or other foreign governmental approval, we cannot assure you that we will not be subject to liability from the use of our products, or that our product liability coverage will be adequate to protect against future claims. Management intends to have third parties manufacture and distribute certain of our products in order to lessen our liability. However, we cannot assure you that this result will be achieved.

We rely on certain key suppliers in order to produce our products.

We manufacture all of our products through third-party contractors and purchase raw materials from third-party suppliers. We have established a dual supply chain for Kinetin. Although we believe that other suppliers are available who can produce similar materials and products, we cannot assure you that such materials would be available to us on an immediate basis if needed, or at prices similar to those now paid by us.

If we are unable to effectively protect our intellectual property, we will be unable to prevent third parties from using our technology, which could impair our ability to compete in the market.

Our success will depend in part on our ability to obtain and maintain meaningful patent protection for our products, both in the United States and in other countries. Our inability to do so could harm our competitive position. We rely on our issued and pending patent applications in the United States and in other countries to protect a large part of our intellectual property and our competitive position. We cannot assure you that any of the currently pending or future patent applications will issue as patents, or that any patents issued to us will not be challenged, invalidated, held unenforceable or circumvented. Further, we cannot assure you that our intellectual property rights will be sufficiently broad to prevent third parties from producing competing products similar in design to our products.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. We generally enter into confidentiality agreements with our employees, consultants and our collaborative partners upon commencement of a relationship with us. However, we cannot assure you that these agreements will provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information or that adequate remedies would exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects. Further, we cannot assure you that others have not or will not independently develop substantially equivalent know-how and technology.

Our commercial success also depends in part on avoiding the infringement of other parties’ patents or proprietary rights and the breach of any licenses that may relate to our technologies and products. We are aware of several third-party patents that may relate to our technology. We believe that we do not infringe these patents but cannot assure you that we will not be found in the future to infringe these or other patents or proprietary rights of third parties, either with products we are currently developing or with new products that we may seek to develop in the future. If third parties assert infringement claims against us, we may be forced to enter into license arrangements with them. We cannot assure you that we could enter into the required licenses on commercially reasonably terms, if at all. The failure to obtain necessary licenses or to implement alternative approaches may prevent us from commercializing products under development and would impair our ability to be commercially competitive.

We may also become subject to interference proceedings conducted in the United States Patent and Trademark Office to determine the priority of inventions.

The cost of enforcing our proprietary rights may be expensive and result in increased losses.

The defense and prosecution, if necessary, of intellectual property suits, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties, could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Further, there is a risk that some of our confidential information could be compromised during the discovery process of any litigation. During the course of any lawsuit, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock.

Regulation by government agencies imposes significant costs and restrictions on our business activities.

The production and sale of pharmaceutical products is highly regulated. Our ability and the ability of our partners to secure regulatory approval for our products and to continue to satisfy regulatory requirements will determine our future success. We may not receive required regulatory approvals for our products or receive approvals in a timely manner. In particular, the United States Food and Drug Administration and comparable agencies in foreign countries, including the European Medicines Evaluation Agency and the Medicines Control Agency in the United Kingdom, must approve human therapeutic and preventive products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. While the time required to obtain approval varies, it can take several years. Delays in obtaining regulatory approvals could adversely affect the marketing of products and our ability to receive product revenues or royalties. We cannot guarantee that we will be able to obtain the necessary approvals for clinical testing or for the manufacturing and marketing of any products that we develop.

We are also subject to ongoing regulatory review. Discovery of previously unknown problems with a product, manufacturer or facility or other violations of regulatory requirements may result in:

•	fines;

•	suspensions of regulatory approvals;

•	product recalls; and/or

•	criminal prosecution.

The failure to obtain regulatory approvals, the restriction, suspension or revocation of regulatory approvals or any other failure to comply with regulatory requirements or changes in the regulatory framework could materially and adversely affect our business.

Professional guidelines could adversely affect our business.

Private health organizations and science foundations may publish recommendations for treatments, which affect various therapies, drugs or procedures, including any products we might develop. These recommendations may relate to:

•	usage;

•	dosage;

•	method of administration; and

•	use of other therapies simultaneously.

If patients and health care providers follow recommendations or guidelines that result in decreased use of our products, our business could be materially and adversely affected.

The price of our ADSs is volatile.

The market price of our ADSs, like that of other technology companies, has fluctuated significantly. Factors that could cause our stock price to fluctuate in the future may include:

•	announcements by us or our competitors of clinical trial results and other product developments;

•	adverse developments in the protection of intellectual property or other legal matters;

•	announcements in the scientific and research community or by other biopharmaceutical companies;

•	regulatory changes that affect our products;

•	fluctuations in our operating results; and

•	changes in third-party reimbursement policies or in medical practices.

Third-party reimbursement and health care cost containment initiatives may constrain our future revenues.

Our ability to successfully market any product we develop, and particularly with respect to our Invicorp product candidate, will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of our products and related treatments. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope. Third-party payors may not reimburse patients for newly approved health care products such as those that we are developing. Increasingly, third-party payors are attempting to contain health care costs in ways that are likely to impact our development of products including:

•	challenging the prices charged for health care products;

•	limiting both coverage and the amount of reimbursement for new therapeutic products;

•	denying or limiting coverage for products that are approved by the regulatory agencies but are considered experimental or investigational by third-party payors; and

•	refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval.

United States judgments may not be enforceable against us.

Judgments of United States courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable against us in courts in the United Kingdom. As a result, stockholders who obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment.

We are dependent on key personnel.

We currently employ 12 people, and have a very small, though we believe highly qualified and motivated, management team. Should we lose significant management resources and be unable to attract high caliber replacements to continue implementing our business plan, we could be materially adversely affected. We are actively seeking to build management, operational and marketing infrastructure, but there can be no assurance that we will be able to staff our requirements in a manner adequate to support our planned growth.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

We have included statements in this prospectus which contain words or phrases such as “may,” “will,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should” and similar expressions or variations of such expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy, our growth and expansion, the outcome of any disputes with third parties and the risk factors set forth below. We detail the risks and uncertainties from time to time in reports we file with the Securities and Exchange Commission, or SEC, including Forms 8-K, 10-Q and 10-K.

THE SELLING STOCKHOLDERS

All of the ADSs are being sold by the selling stockholders identified in the following table (including the footnotes). The table (including the footnotes) also sets forth information regarding the beneficial ownership of our outstanding Ordinary shares as of January 29, 2004 for each of the selling stockholders. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. Because the selling stockholders may sell all or some portion of the ADSs covered by this prospectus, we cannot estimate the number of ADSs, and the percentage of outstanding shares, that will be held by any of them after any particular sale. The address of Silver Creek Investments, Ltd., Bomoseen Investments, Ltd., Dandelion Investments, Ltd., Elstree Holdings, Ltd., and Alba Limited is c/o Robert T. Tucker, Esq., 61 Purchase Street, Suite 2, Rye, New York 10580.

	Beneficial Ownership Before Offering(1)		Number of Shares Offered	Beneficial Ownership After Offering(1)(2)
	Shares	Percentage		Shares	Percentage
Silver Creek Investments, Ltd.(3)	2,838,538	4.59%	872,154	1,966,384	3.18%

Bomoseen Investments, Ltd.(4)	2,838,537	4.59%	872,154	1,966,383	3.18%

Dandelion Investments, Ltd.(5)	2,717,273	4.40%	1,377,846	1,339,427	2.17%

Elstree Holdings, Ltd.(6)	2,717,273	4.40%	1,377,846	1,339,427	2.17%

Alba Limited(7)	500,000	*	500,000	—	—

Total	11,611,621	—	5,000,000	6,611,621	—

*	Less than one percent.
(1)	Based on 59,052,153 Ordinary shares outstanding as of January 29, 2004. For the purposes of calculating the beneficial ownership of each of the selling stockholders, we have assumed exercise in full of such selling stockholder’s warrants.
(2)	For the purpose of calculating the beneficial ownership of each selling stockholder after the offering, we have assumed that each selling stockholder sells all of the ADSs offered pursuant to this registration statement.
(3)	Includes 1,883,620 Ordinary shares issuable upon exercise of currently exercisable warrants and an additional 82,764 Ordinary shares that were previously registered on Form S-3 (Registration No. 333-37782), as amended, and on Form S-3 (Registration No. 333-83782), as amended. The shares offered are issuable upon exercise of a currently exercisable warrant that was issued to Silver Creek Investments, Ltd. in connection with the restructuring of existing promissory notes and warrants. Robert T. Tucker, Esq. is a director of Silver Creek Investments, Ltd. In his capacity as director, he may be deemed to share beneficial ownership of any shares beneficially owned by Silver Creek Investments, Ltd. but disclaims any such beneficial ownership.
(4)	Includes 1,883,620 Ordinary shares issuable upon exercise of currently exercisable warrants and an additional 82,763 Ordinary shares that were previously registered on Form S-3 (Registration No. 333-37782), as amended, and on Form S-3 (Registration No. 333-83782), as amended. The shares offered are issuable upon exercise of a currently exercisable warrant that was issued to Bomoseen Investments, Ltd. in connection with the restructuring of existing promissory notes and warrants. Robert T. Tucker, Esq. is a director of Bomoseen Investments, Ltd. In his capacity as director, he may be deemed to share beneficial ownership of any shares beneficially owned by Bomoseen Investments, Ltd. but disclaims any such beneficial ownership.

(5)	Includes 1,283,046 Ordinary shares issuable upon exercise of currently exercisable warrants and an additional 56,381 Ordinary shares that were previously registered on Form S-3 (Registration No. 333-37782), as amended, and on Form S-3 (Registration No. 333-83782), as amended. The shares offered are issuable upon exercise of a currently exercisable warrant that was issued to Dandelion Investments, Ltd. in connection with the restructuring of existing promissory notes and warrants.
(6)	Includes 1,283,046 Ordinary shares issuable upon exercise of currently exercisable warrants and an additional 56,381 Ordinary shares that were previously registered on Form S-3 (Registration No. 333-37782), as amended, and on Form S-3 (Registration No. 333-83782), as amended. The shares offered are issuable upon exercise of a currently exercisable warrant that was issued to Elstree Holdings, Ltd. in connection with the restructuring of existing promissory notes and warrants.
(7)	The shares offered are issuable upon exercise of a currently exercisable warrant that was issued to Alba Limited as a transaction fee in connection with the restructuring of existing promissory notes and warrants. Robert T. Tucker, Esq. is the sole director of Alba Limited. In his capacity as director, he may be deemed to share beneficial ownership of any shares beneficially owned by Alba Limited but disclaims any such beneficial ownership.

No predictions can be made as to the effect, if any, that future sales of ADSs, or the availability of ADSs for future sales, will have on the market price of the ADSs prevailing from time to time. Sales of substantial amounts of ADSs (including ADSs issued upon the exercise of stock options, warrants or upon the conversion of notes), or the perception that such sales could occur, could adversely affect prevailing market prices of the ADSs.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The registration statement contains additional information about us and our Ordinary shares. You may inspect the registration statement and exhibits without charge at the office of the SEC in Washington, D.C., and you may obtain copies from the SEC at prescribed rates.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•	Our Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 28, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed on May 14, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed on August 14, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed on November 14, 2003;

•	Our Current Reports on Form 8-K filed on January 15, 2003, April 23, 2003, June 17, 2003, August 8, 2003, August 11, 2003, August 13, 2003, August 15, 2003 and September 5, 2003, November 17, 2003, December 16, 2003 and December 23, 2003;

•	The description of our Ordinary shares contained in our Registration Statement on Form 8-A filed on June 4, 1986; and

•	All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the offering of the Ordinary shares hereunder is terminated (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the SEC).

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Investor Relations

Senetek PLC

620 Airpark Road

Napa, California 94558

(707) 226-3900

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

USE OF PROCEEDS

The ADSs are being sold by the selling stockholders for their own accounts, and we will not receive any of the proceeds from the sale, other than $2,000,000 representing the exercise price of the warrants. The exercise price of the warrants is subject to reduction under certain circumstances.

PLAN OF DISTRIBUTION

The selling stockholders are selling our ADSs for their own accounts. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the ADSs being offered hereby on the NASDAQ SmallCap Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The ADSs may be sold by one or more of the following means of distribution:

•	a block trade in which the broker-dealer so engaged will attempt to sell ADSs as an agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the rules of the NASDAQ SmallCap Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.

To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution.

In connection with distributions of the ADSs or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of ADSs in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell our ADSs short and redeliver the ADSs to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of ADSs offered hereby, which ADSs such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge ADSs to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged ADSs pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any ADSs that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. We will pay all expenses incident to the offering and sale of the ADSs to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

In order to comply with the securities laws of certain states, if applicable, the ADSs must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the ADSs may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of ADSs in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the ADSs offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the ADSs against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of ADSs is made, if required, a prospectus supplement will be distributed that will set forth the number of ADSs being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We cannot assure you that the selling stockholders will sell any or all of the ADSs offered by them hereunder.

LEGAL MATTERS

The legality of the securities offered by this prospectus will be passed upon for us by Coudert Brothers, London, England. Anthony Williams, Esq., one of our directors, is a member of such firm.

EXPERTS

Our consolidated financial statements and schedules as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 on Form 10-K incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.